                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               For August 20, 2003

                        Commission File Number: 333-13096

                               DRAX POWER STATION

                                    PO Box 3
                                      Selby
                                 North Yorkshire
                                     YO8 8PQ
                                    England

                            ------------------------

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F [X]                Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [ ]                       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

                            AES DRAX HOLDINGS LIMITED



INDEX

Item
----


1 Press Release dated August 19, 2003 entitled "AES Drax Holdings Ltd receives revised offer from International Power plc" with attached letter dated August 19, 2003, from International Power plc to the Directors of AES Drax Holdings Limited, with attachments, revising the offer dated July 23, 2003

2 Copy of a letter dated August 19, 2003 from International Power plc to the Directors of AES Drax Holdings Limited with attachments, revising the offer dated July 23, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      AES DRAX HOLDINGS LIMITED





Date: August 20, 2003                 /s/ Gordon Horsfield
                                      ------------------------
                                      Name: Gordon Horsfield
                                      Title: Director

                                                                          ITEM 1

                                  PRESS RELEASE

19 August 2003

    AES DRAX HOLDINGS LTD RECEIVES REVISED OFFER FROM INTERNATIONAL POWER PLC

AES Drax Holdings Ltd ("Drax") has today announced that they have received a revised offer from International Power plc ("IPR"), which is interested in participating in the restructuring in place of AES Corporation.

This revised offer stands alongside that put forward by Goldman Sachs and any other offer that may be received.

The revised offer letter received from IPR, as well as the schedules attached thereto, will be furnished to the U. S. Securities and Exchange Commission on a Form 6-K on 20 August 2003.

ENQUIRIES:

Judith Parry/Kelly-Ann French/Sophie Morton Tel: 01943 883990

                             Buchanan Communications

        ---------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date that they were made. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements, including the projections, may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors herein and you should also review "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2002.

You should also consider, among others, the following important factors:

o    general economic and business conditions in the UK;

o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements ("NETA"). NETA was implemented on March 27, 2001;

o    power prices and resource availability and pricing;

o    general industry trends;

o    changes to the competitive environment;

o changes in business strategy, development plans or vendor relationships in the market for power in the UK;

o that our principal hedging arrangement relating to power sales has been terminated and we are currently operating as a fully merchant plant;

o    availability, terms and deployment of capital;

o    interest rate volatility;

o changes in currency exchange rates, inflation rates and conditions in financial markets;

o    availability of qualified personnel; and

o    changes in the interpretation of tax law.

We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date hereof, and we do not assume any responsibility for doing so.

To: The Directors

AES Drax Holdings Limited

c/o Kempson House

Camomile Street

London EC3A 7AN


                                                                  19 August 2003

Dear Sirs


DRAX - IPR'S OFFER

We are pleased to enclose our further amendments to our binding Offer (the "FURTHER AMENDMENTS"). The Further Amendments are presented as a single document, using the Original Offer of 23 July 2003 (as amended by our revisions of 4 August 2003) as the base text and, for your ease of comparison, we also enclose a copy showing the changes made to the Original Offer since it was made. The enclosed therefore provides the complete terms of International Power plc ("IPR")'s offer (the "IPR OFFER"), and replaces all previous offers made by us.

You will see that the IPR Offer is designed to synthesise the best elements of the restructuring proposed in each of the Restructuring Proposal in the 30 June 2003 6-K filing to the US SEC ("30 JUNE 6-K") and Goldman Sachs International's offer of 13 August 2003 in the 14 August 2003 6-K filing to the US SEC ("14 AUGUST 6-K").

The main points of the IPR Offer that we wish to draw to your attention are as follows:

     o   The IPR Offer:

         (a)   is not subject to due diligence;

         (b) substantially follows the 30 June 6-K, as expressly amended by the Further Amendments to accommodate the revised order of priority and the cash waterfall proposed in the 14 August 6-K;

         (c)   is not subject to any third party financing;

         (d)   includes a(pound)5 million "self-bonding" element;

         (e)   does not require any underwriting fee; and

         (f) provides Drax with the benefit of IPR's management expertise in coal-fired power generation and asset management, in order to supplement the capability of the Drax companies themselves;

     o The IPR Offer is a substantial improvement on the cash out option described in the 30 June 6-K: IPR (a) offers to provide up to (pound)100 million ("IPR FUNDS") for the purposes of funding the A Cash Out Option, and (b) proposes that the discount price for the Senior Creditors' participation in the A-2 Debt will be 65% of its principal amount;

     o We understand that Senior Creditors may prefer to deleverage the AESDH balance sheet and IPR will leave it to the option of the company and the Senior Creditors to elect whether to use (pound)30,000,000 (thirty million pounds sterling) (the minimum required by IPR) of cash currently held by the company or a higher number (up to (pound)50,000,000 (fifty million pounds sterling)) (the "PROJECT FUNDS") in order to fund the A Cash Out Option. To the extent that the company and the Senior Creditors elect to use more than (pound)30,000,000 (thirty million pounds sterling) of Project Funds, the A Cash Out Option will be funded as follows: first, up to(pound)30,000,000 (thirty million pounds sterling) of Project Funds will be used; second, in a ratio of x:100-x Project Funds to IPR Funds (where x is a number set at 35 or below, as chosen by the company) until all Project Funds are exhausted; and last, any additional amounts that are required will be funded from IPR Funds until those IPR Funds are exhausted;

     o The IPR Offer increases the margin on the A-2 Debt to 400bps. In addition, the IPR Offer changes the terms and ranking of the B Debt and the A-3 Debt (described in the 30 June 6-K as "C DEBT") as follows: the A-3 Debt will rank behind the A-2 Debt but ahead of the B Debt, both in the cash flow waterfall (as set forth in Schedule 3, the "CASH FLOW WATERFALL") and with respect to its security over the Principal Drax Assets. The A-3 Debt therefore will have fourth ranking security over the Principal Drax Assets and will accrue interest at a rate of Libor + 500bp, with the potential of having interest deferred if no funds are available under the Cash Flow Waterfall (similar to the A-2 Debt). The B Debt will accrue interest at the rate of Libor + 200bp with the potential of having interest deferred if no funds are available under the Cash Flow Waterfall (similar to the A-2 Debt and the A-3 Debt); and

     o The IPR Offer includes a cash out option on the B Debt (the "B CASH OUT OPTION"). In particular, IPR offers Senior Creditors the opportunity to cash out of the B Debt at a price of 55% of the principal value. The option is only available to a Senior Creditor if the Senior Creditor has accepted the A Cash Out Option at the price indicated above. IPR will provide up to (pound)30,000,000 (thirty million pounds sterling) of cash to support its commitment with respect to the B Cash Out Option.

     IPR is keenly interested in this opportunity to work with the independent directors and Senior Creditors of Drax. As you know, IPR is a successful international power developer and operator with 10,997 MW net in operation and 610 MW net under construction. Within this portfolio, IPR manages a 7,800 MW net merchant position. IPR has 2,300 staff worldwide and operates in 12 countries. Our UK business consists of a 1,000MW coal fired plant and 2x25MW gas turbines at Rugeley, and a 500MW gas fired plant at Deeside, together with our UK trading operations. We feel that we have earned a good reputation for rigorous asset management of our portfolio and would propose to apply our capabilities and practices to Drax for the benefit of all Drax stakeholders. We anticipate, on the basis of the legal advice that we have received and our limited UK market share, a satisfactory reaction from the competition authorities to the contemplated transaction. IPR has a strong balance sheet with group consolidated debt to capitalisation of 31%, and over (pound)600m of cash at IPR level.

     As you know, we feel strongly that the situation with respect to Drax needs to be settled, at least in respect of its management, trading and operations, well before the winter peak season begins. For that reason, the IPR Offer expires, as our original offer did, at 5.00pm on Friday, 22 August 2003. It is to facilitate and expedite your evaluation process that we have sought to adhere to the structures, documentation and terms that are already familiar to you. Our team, of course, will remain available to you at all times during the remainder of the offer period. Likewise, we are happy to meet with you in person or to speak with any of the Drax stakeholders who would like any clarification of our offer.

     We believe that your acceptance of the IPR Offer would allow us to pursue our aligned interests together in a manner that we expect to be mutually beneficial.

On behalf of IPR, we very much appreciate your consideration of the IPR Offer and look forward to your response.

     Yours faithfully,


     Sir Neville Simms                                 David Crane

     Chairman                                          Chief Executive Officer

     International Power plc                           International Power plc



     Cc

     Shaun Holmes Esq

     Royal Bank of Scotland

     135 Bishopsgate

     London EC2M 3UR


     Martin Gudgeon Esq

     Close Brothers Corporate Finance Limited

     10 Crown Place

     London EC2A 4FT



     Mark Dixson Esq

     Deutsche Bank AG

     Winchester House

     1 Great Winchester Street

     London EC2N 2DB

To: The Directors
AES Drax Holdings Limited
C/o Kempson House
Camomile Street
London EC3A 7AN
FAO: Gordon Horsfield and Gerald Wingrove

Date: 19 August 2003


THIS REVISED OFFER ("Offer") IS MADE BY INTERNATIONAL POWER PLC ("IPR") ON THE TERMS AND CONDITIONS SET OUT BELOW. ANY CAPITALISED TERM USED (BUT NOT OTHERWISE DEFINED) IN THIS OFFER SHALL HAVE THE MEANING GIVEN TO IT IN THE FORM 6K FILE DATED 30 JUNE 2003 (SEC FILE #: 333-13096) ( THE "30 June 6K").

1. If the cash out option described in section 1.4 of the 30 June 6K (the "A CASH OUT OPTION") is exercised, IPR will replace AES (and any affiliate of AES) as the provider of non Project Funds payable to the Secured Creditors.

2.       IPR's Offer in respect of the A Cash Out Option is as follows:

2.1 IPR will provide up to (pound)100,000,000 (one hundred million pounds sterling) ("IPR FUNDS") for the purposes of funding the A Cash Out Option and any taxes and duties payable by IPR in connection with the exercise thereof;

2.2 The discount price for a Secured Creditor's participation in the A-2 Debt will be 65% of its principal amount;

2.3 To the extent that the A Cash Out Option is funded by IPR Funds, IPR will become a Secured Creditor holding the A-2 Debt and the A-3 Debt (described as "C DEBT" in 30 June 6K) and will have the option to become the owner of the Equity corresponding to the amount of the A3 Debt purchased by IPR consistent with the proposal set out in section
         1.4 of the 30 June 6K;

2.4 Two sources of funds will be available to make payments to Senior Creditors who elect to accept the A Cash Out Option ("CASH OUT FUNDS"):

         (a) the amount which will be available to the AES Drax Companies (after taking into account fees and expenses in connection with the Restructuring and working capital requirements (up to a maximum of(pound)50,000,000 (fifty million pounds sterling), subject to the cashflow cycle)) is that amount of cash (the "PROJECT FUNDS") in excess of funds required to make payment in full of amounts in the Cash Flow Waterfall down to, and including, A-2 Debt interest on 31 December 2003 and, therefore, is yet to be finally determined; and

         (b)   the IPR Funds;

2.5 The Cash Out Funds for the A Cash Out Option will be made available as follows:

         (i) first, by the AES Drax Companies from Project Funds up to(pound)30,000,000 (thirty million pounds sterling);

         (ii) second, in a ratio of x:100-x Project Funds to IPR Funds (where x is a number set at 35 or below, as chosen by the company) until all Project Funds are exhausted; and

         (iii) last, any additional amounts that are required will be funded from IPR Funds until IPR Funds are exhausted;

2.6      B Cash Out Option

         The Offer includes a cash out option on the B Debt (the "B CASH OUT OPTION", together with the A Cash Out Option, referred to as the "CASH OUT OPTIONS"). In particular, IPR offers Senior Creditors the opportunity to cash out of the B Debt at a discount price of 55% of the principal value. The option is only available to a Senior Creditor if the Senior Creditor also tenders its pro-rata interest in the A-2 and A-3 Debts (and the Equity) at the price indicated in paragraph 2.2 above. IPR will provide up to (pound)30,000,000 (thirty million pounds sterling) of cASH to support its commitment with respect to the B Cash Out Option; and

2.7 The IPR Offer is neither subject to, nor contingent upon, any third party financing or due diligence.

3. IPR will within 7 business days of the date on which your acceptance of this Offer is received (the "ACCEPTANCE DATE"), pay or procure the payment of (pound)5,000,000 (five million pounds sterling) (the "Deposit") into an escrow account. It is IPR's intention that the Deposit would be non-refundable to IPR if IPR elects without cause not to proceed after this Offer has been duly accepted. The core terms of the escrow agreement, subject only to the addition of the standard requirements of the escrow bank chosen, are attached as Schedule 1.

4.       Debt Structure

4.1 The Offer increases the margin on the A-2 Debt to 400bps. The margin on: A-1 Debt is 250bps; A-3 Debt is 500bps; and B debt is 200bps. Interest on A-2, A-3 and B Debt may be deferred (but not capitalised) if no funds are available under the cash flow waterfall (as set forth in Schedule 3, the "CASH FLOW WATERFALL") (and interest will be incurred on any deferred interest). No interest will be paid in respect of the debt to be compromised in the Restructuring that is held by the Senior Banks and the holders of the Senior Bonds for the period from and including 1 July 2003 to the completion of the Restructuring. However, interest will accrue in respect of the Restructured Debt as from 1 July 2003 as if such debt had been issued on such date, and will be paid in accordance with the Cash Flow Waterfall. In respect of those Senior Creditors who exercise the A Cash Out Option, interest on the A-2 Debt which would otherwise be payable in respect of the period from 1 July 2003 to the date of the receipt of Cash Out Funds will be paid to them on 31 December 2003, but only to the extent that it is paid in cash by the company and not deferred. For the Senior Creditors exercising the Cash Out Options, no interest will be paid for such period in respect of the A-3 Debt or the B Debt.

4.2 The Offer changes the terms and ranking of the B Debt and the A-3 Debt as follows: the A-3 Debt will rank behind the A-2 Debt, but ahead of the B Debt, in the Cash Flow

         Waterfall and with respect to its security over the Principal Drax Assets. The A-3 Debt therefore will have fourth ranking security over the Principal Drax Assets. The B Debt will have first ranking security over the TXU claims (and rights to the proceeds of the realisation thereof) as described in Section 1.8 of the 30 June 6K (the "TXU CLAIM") (without any deduction for corporation tax thereon), as well as a fifth ranking security over the Principal Drax Assets.

4.3 The holders of the B Debt, however, will not have any voting rights with respect to the release of their security over the Principal Drax Assets, the sale of the company, or a re-capitalisation of the balance sheet. The B Debt holders may (by an appropriate majority) agree to compromise the TXU Claim or vote the interest of the AES Drax Companies in any insolvency in respect of the TXU Claim.

4.4 The B Debt holders and the A-3 Debt holders shall have the right of first refusal to purchase all (or materially all) but not part of the Drax Principal Assets, if the A-1 Debt holders and/or A-2 Debt holders have resolved to sell such assets.

4.5 Interest on A-1 Debt will be payable on a semi-annual basis. A-1 Debt will have the benefit of certain prepayment rights, as well as a debt service reserve account ("DSRA") (to be established immediately on the completion of the Restructuring) . The DSRA will be funded at completion of the Restructuring to an amount equal to the interest payments falling due on the two interest payment dates following the Restructuring and, thereafter, funded in accordance with the Cash Flow Waterfall to a level equal to the interest payments and scheduled principal repayments on the A-1 Debt falling due on the two interest payment dates following the relevant interest payment date.

4.6 A-2 Debt Interest Reserve: There will be a six month (18 months on or before 31 December 2006) look-forward test for A-2 Debt interest on a
         1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "A-2 DEBT INTEREST RESERVE"). Amounts standing to the credit of the A-2 Debt Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt before making payments of interest on the A-2 Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose and if the DSRA had been fully utilised.

4.7 A-3 Debt Interest Reserve: There will be a six month (18 months on or before 31 December 2006) look-forward test for A-3 Debt interest on a
         1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "A-3 DEBT INTEREST Reserve"). Amounts standing to the credit of the A-3 Debt Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt or the A-2 Debt before making payments of interest on the A-3 Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose.

4.8 B Debt Interest Reserve: There will be a six month look-forward test for B Debt interest on a 1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "B DEBT INTEREST RESERVE"). Amounts standing to the credit of the B Debt Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt, the A-2 Debt or the A-3 Debt before making payments of interest on the B Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose.

5. IPR will provide the technical and management services more particularly described in the heads of terms for a Technical Services and Management Agreement (set out in Schedule 2 to this Offer) in return for the payment of management fees (also as described in Schedule 2).

6. Save as expressly contemplated herein, the terms of the restructuring arrangements are not to differ from those described in the 30 June 6K in a manner which is materially adverse to the interests of IPR in connection with the matters and transactions contemplated by this Offer.

7. The definitive documentation required for the restructuring and the conditions precedent to such documentation (together, the "RESTRUCTURING DOCUMENTATION") are to be in mutually acceptable form and completion of the restructuring is to be achieved with all such conditions precedent met (the "COMPLETION DATE") by no later than 31 December 2003.

8. IPR proposes a corporate governance structure as described in Schedule 4, which shall be reflected in a shareholders' agreement. In particular, IPR shall be entitled to nominate one director to the board of each of the Drax companies who shall be appointed by the shareholders and shall be, at the option of the shareholders, either a non-executive director or an executive director.

9.       Dealing with the Equity:

9.1 In relation to Secured Creditors' rights to control the time at which any sale of the whole of the Equity may occur, as contemplated in section 1.6.3 of the 30 June 6K, (a) in the event of an offer being received for the whole of the Equity, IPR requires notice of such receipt, (b) in the event of any process or negotiations for the sale of the Equity commencing, IPR requires notice of such commencement, and, in each case, IPR requires the right, for a period of at least 60 days from the receipt of such notice, to prepare and submit an offer for such Equity for consideration by the relevant company and/or the Secured Creditors.

9.2 In relation to the Equity acquired by IPR on the exercise of the A Cash Out Option, IPR is prepared to accept, whilst such Equity is held by IPR, a cap on the voting rights attaching to such Equity held by it at a level which is 1% below the level required to veto a special resolution (the "LIMITED %") of the relevant class of shares in issue (or such other mutually acceptable mechanism as achieves the intent of preventing IPR alone from being able to block a special resolution) until such time as any other person (or persons acting together) own at least the Limited % of the relevant class of shares in issue.

9.3 IPR shall waive its voting rights in respect of any proposed resolution on a matter in which IPR has a direct conflict of interest with the relevant company (e.g. a resolution concerning the Technical Services and Management Agreement).

9.4 Except as provided in paragraphs 9.2 and 9.3 above, IPR's Offer is subject to there being no restriction on IPR exercising any voting rights in respect of Debt and/or Equity held by IPR.

9.5 IPR will be entitled to transfer Equity and/or Debt in the event of a termination of the Technical Services and Management Agreement and such transfer(s) shall not fall within the intended meaning of `change of control' as used in the 30 June 6K.

10.      IPR's Offer assumes that the Credit Support Facility contemplated in section 1.3.1 of the 30 June 6K would have a term of at least 3 years in tenor with the intention that this facility should continue or should be replaced by one or more substantially similar facilities for an aggregate period equal to the term of the A-1 debt. The Credit Support Facility would not be subject to any cash collateralisation.

11. IPR's Offer assumes that (a) the requisite corporate governance covenants and cure rights are put in place to ensure that cash flows for A-2 and A-3 debt service cannot be unreasonably diverted or held back for other purposes, and (b) cure rights are available to the holders of A-2 and A-3 Debt in the event of prospective acceleration and/or enforcement of A-1 Debt.

12.      This Offer is subject:

         (a) to there being no material adverse change in the expected level or accuracy of the forecasts with regard to capital and operating expenditure contained within the Form 6K file dated 16 July 2003 (SEC file #:333-13096), provided that the Offer is not subject to any such material adverse change relating to:

               (i)       power and coal prices;

               (ii) changes in the condition of any entity which is currently an affiliate (such as The AES Corporation) which are, in our reasonable view, not relevant to the financial condition of the AES Drax Companies; and

               (iii) any information which has been fully, fairly and specifically disclosed to us in writing on or prior to 17 August 2003 and any information in the public domain as at such date; and

         (b) to such forecasts not becoming misleading in any material respect, at any time prior to the date which is the latest date on which any of the schemes of arrangement are submitted for final sanction (or any other equivalent order or decision) to the court in the relevant jurisdiction assuming for the purpose of this paragraph that such forecasts had been made by reference to the circumstances existing at such time.

13. This Offer is subject to (a) satisfactory legal and regulatory approvals and clearances that are necessary or desirable to effect the restructuring in the manner described in the 30

         June 6K and this Offer having been obtained by the time necessary or desirable, and (b) formal IPR Board approval of the final Restructuring Documentation being received.

14. Only IPR and a person who has duly accepted this Offer will be entitled to rely on or enforce its terms. The sole remedy for any expense, loss or liability in connection with this Offer or your acceptance of it shall be the payment of the Deposit to you or IPR in accordance with the escrow agreement referred to above.

15. From the Acceptance Date, you will not enter into or continue any negotiations with any person other than IPR (or an addressee of this Offer (or their respective advisers) with respect to any Cash Out Option (described in the 30 June 6K) (or variation thereof) nor the provision of technical and management services (as contemplated in section 1.7.1 of the 30 June 6K or this Offer), provided that such exclusivity shall cease on the earlier of 31 December 2003 and the Completion Date.

16.      IPR's Offer assumes:

16.1 IPR shall have the right to make the first nomination for the appointment/replacement of the positions of production director and head of trading, to facilitate business continuity at Drax (and, for the avoidance of doubt, IPR shall not have any veto right on any unfettered decision taken by the Board during this period);

16.2 in a manner similar to that granted to the Senior Creditors, IPR shall have reasonable access for IPR's management to the plant and staff, including, without limitation, to allow us to participate in the forward station planning cycle process for the business and operational aspects thereof; and

16.3 IPR will be entitled to receive the same information, analyses, reports and advice in relation to the restructuring and the business as is provided to the Senior Creditors, unless there is a clear conflict of interest in IPR receiving the same, in each case, from the Acceptance Date to the Completion Date.

This Offer is governed by English law and the courts of England shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Offer.

Please indicate your acceptance of the terms of this Offer by signing, dating and returning on behalf of AES Drax Holdings Limited the enclosed copy of the Offer to me by 5 p.m. on 22 August 2003 after which time this Offer shall, if not accepted in the manner described above, lapse.

Signed for and on behalf of INTERNATIONAL POWER plc



David Crane
Chief Executive Officer
International Power plc

                                   SCHEDULE 1

    CORE TERMS OF THE ESCROW AGREEMENT PROPOSED IN PARAGRAPH 3 OF IPR'S OFFER

This schedule forms part of IPR's Offer dated 19 August 2003.

PARTIES: IPR, AES Drax Holdings Limited and the Escrow Bank.

ESCROW BANK: the London office of a bank to be mutually agreed, being a bank which does not have an actual or likely future interest in the Restructuring.

ESCROW ACCOUNT: an interest bearing account held on trust for the Parties (other than the Escrow Bank). Interest shall be paid monthly and be credited to the balance of the account forming part of the Deposit. The account shall not be subject to any encumbrance, counterclaim, set-off or other deduction.

ESCROW BANK'S FEES: to be agreed with the Escrow Bank and borne equally by, first, IPR, and secondly, AES Drax Holdings Limited. All other fees, costs, or expenses etc. incurred in connection with the escrow agreement to be for the account of the relevant party.

PAYMENT OF THE DEPOSIT TO THE ESCROW ACCOUNT: IPR shall pay (pound)5,000,000 into the Escrow Account within 7 business days OF the Acceptance Date.

PAYMENT OF THE DEPOSIT FROM THE ESCROW ACCOUNT: Irrevocable payment instructions shall be given by an authorised representative of each of IPR and AES Drax Holdings Limited on behalf of the other parties collectively for the Deposit (including any accrued interest) to be paid to:

(a) IPR on (i) the Completion Date, or (ii) if the Completion Date has not occurred before 1 January 2004, on that date unless, in this latter case, IPR has failed to exercise reasonable diligence to achieve the conditions precedent necessary for the Completion Date to occur where satisfaction of all such relevant conditions precedent was within IPR's power to achieve and AES Drax Holdings Limited have exercised their corresponding duties; or

(b) AES Drax Holdings Limited on 1 January 2004 if the Completion Date has not occurred before such date and IPR has failed to exercise reasonable diligence to achieve the conditions precedent necessary for the Completion Date to occur where satisfaction of all such relevant conditions precedent was within IPR's power to achieve and AES Drax Holdings Limited have exercised their corresponding duties; or

(c) either IPR or AES Drax Holdings Limited, with the consent of all the Parties (excluding the Escrow Bank).

DISPUTE RESOLUTION: the parties submit to the exclusive jurisdiction of the English Courts.

GOVERNING LAW: English law.

OTHER TERMS: save as otherwise described in the Offer, customary for such an escrow arrangement.

                                   SCHEDULE 2

        HEADS OF TERMS OF THE TECHNICAL SERVICES AND MANAGEMENT AGREEMENT
                     PROPOSED IN PARAGRAPH 5 OF IPR'S OFFER


           TECHNICAL AND MANAGEMENT SERVICES AGREEMENT HEADS OF TERMS

Set out below are heads of terms ("TERMS") for an agreement (a "TECHNICAL AND MANAGEMENT SERVICES AGREEMENT") relating to the provision of certain key management services at the Drax power station. These Terms are subject to contract.



PARTIES:                                (1)  [appropriate Drax company] ("DRAX
                                             POWER"); and

                                        (2)  International Power Global
                                             Developments Limited (the
                                             "PROVIDER").

TERM: Subject to earlier termination in accordance with the Termination provisions below, the Technical and Management Services Agreement shall terminate on the day falling 15 years from the date of execution and delivery of the Technical and Management Services Agreement.

                                        Drax Power may extend the due date for
                                        termination (the "TERM END DATE") by
                                        successive one year periods if it
                                        delivers written notice to the Provider
                                        of such extension at least three months
                                        in advance of the then current Term End
                                        Date, provided that if either party
                                        delivers a written notice to terminate
                                        the Technical and Management Services
                                        Agreement during any such extension,
                                        then the Technical and Management
                                        Services Agreement shall terminate on
                                        the later to occur of (a) the Term End
                                        Date immediately following delivery of
                                        such notice and (b) the day falling two
                                        months following the date of delivery of such notice.

MANAGEMENT SERVICES:                    The Provider shall use its reasonable
                                        endeavours to provide to Drax Power to
                                        the extent the same are required by Drax
                                        Power pursuant to a request made to the
                                        Provider from time to time, management
                                        assistance on the following matters,
                                        subject to the Overriding Management
                                        Principles:

                                          o   Periodic asset management review;

                                          o   Health, safety and environment;

                                          o   Trading and marketing strategy;

                                          o   Operations, maintenance and
                                              engineering;

                                          o   Risk management and disaster
                                              recovery;

                                          o   Fuel optimisation;

                                          o   Operations and maintenance;

                                          o   Procurement;

                                          o   Finance, tax and administration;

                                          o   Business and other insurances;

                                          o   IT systems;

                                          o   Human resources;

                                          o   Regulatory;

                                          o   Periodic forecasting and business
                                              planning;

                                          o   Appraisal, selection and
                                              engagement of specialist services
                                              (on the basis that such services
                                              shall be contracted directly by
                                              Drax Power);

                                          o   Implementation of detailed aspects
                                              of the approved business plan and
                                              specific projects (e.g. plant
                                              improvements); and

                                          o   Such other services as may be
                                              agreed in writing from time to
                                              time between the Provider and Drax
                                              Power,

                                        (together, the "MANAGEMENT SERVICES").

MANAGEMENT PERSONNEL:                   The Provider shall have the right to
                                        make the first nomination for the
                                        initial appointment (and subsequent
                                        replacements) to the positions of:

                                          1.  the production director (i.e. the
                                              station manager) who shall have
                                              overall responsibility for the
                                              day-to-day operations of the Drax
                                              power station and who may, if the
                                              shareholders so resolve, be an
                                              executive director of Drax Power;
                                              and

                                          2.  the head of power trading, who
                                              shall manage the trading function
                                              and develop and manage
                                              implementation for the near and
                                              medium term trading strategy for
                                              Drax Power,

                                              (together, the "PERSONNEL").

                                          The Provider agrees that each of the
                                          Personnel nominated by it shall:

                                          (i)     be identified by the Provider
                                                  to Drax Power and shall have
                                                  skills and experience
                                                  appropriate for the role into
                                                  which such person is nominated
                                                  for appointment;

                                          (ii)    be an employee of, or secondee
                                                  to, Drax Power, at the
                                                  discretion of the Board;

                                          (iii)   be under the direction and
                                                  control of the Board and,
                                                  subject thereto, be under the
                                                  direction and control of those
                                                  persons holding the
                                                  appropriate delegated
                                                  authority;

                                          (iv)    be remunerated at market rate
                                                  from time to time and subject
                                                  to personal performance review
                                                  by the Board and, accordingly,
                                                  the Board shall determine the
                                                  time and amount of any
                                                  personal bonus payable to each
                                                  individual and Drax Power
                                                  shall be responsible for
                                                  paying all salaries and other
                                                  benefits to the Personnel; and

                                          (v)     have access to the resources
                                                  of the Provider for reasonable
                                                  assistance to assist that
                                                  person's fulfilment of his
                                                  duties.

OVERRIDING MANAGEMENT PRINCIPLES        The Overriding Management Principles,
                                        which shall govern the rights and
                                        obligations of the parties pursuant to
                                        the Technical and Management Services
                                        Agreement in priority to all other
                                        terms, shall be that the commercial and
                                        technical requirements of the Drax power station shall be managed in compliance with applicable requirements of laws and regulations (including, but not limited to, health, safety and environment), consents and approvals, Good Industry
                                        Practice and the restructuring documents and shall seek to achieve the management objectives.

                                        Notwithstanding the foregoing and, for
                                        the avoidance of doubt, the Management
                                        Services, the provision of Personnel and the other rights and obligations of the parties under the Technical and Management Services Agreement shall, in all respects, be limited to the extent that the Provider is authorised or licensed to provide or it is otherwise lawful for the Provider to provide the same.

                                        "GOOD INDUSTRY PRACTICE" means the
                                        exercise of that degree of skill,
                                        diligence, prudence, foresight and
                                        operating practice which would
                                        reasonably and ordinarily be expected
                                        from a skilled and experienced manager
                                        of operations complying with applicable
                                        law and engaged in the same type of
                                        undertaking in England under the same or similar circumstances.

INDEMNITY AND LIABILITY:                Drax Power shall indemnify the Provider
                                        and each of the Personnel for any loss,
                                        cost or expense arising in connection
                                        with their carrying out their
                                        obligations under the terms of the
                                        Technical and Management Services
                                        Agreement except to the extent that such loss, cost or expense arises from or in connection with the gross negligence or wilful default of the Provider.

                                        The Provider shall indemnify Drax for
                                        any TUPE liability that may arise in
                                        respect of any Personnel (insofar as the same are seconded to Drax Power) nominated, and employed immediately beforehand, by the Provider.

                                        Neither the Provider nor any of the
                                        Personnel shall be liable in any way
                                        whatsoever for any action or omission of them in connection with, or resulting from the management, operation or maintenance of the Drax power station by or on behalf of any other person (including, without limitation, AES Drax Power Limited and AES Drax Holdings Limited) during the period prior to the date of the Technical and Management Services Agreement.

                                        In so far as permitted by law, the
                                        Provider's aggregate liability for acts
                                        or omissions pursuant to the Technical
                                        and Management Services Agreement,
                                        including liability at law, contract and tort (including liability for negligence) arising in respect of each year of the term of the Technical and Management Services Agreement shall not exceed the aggregate Management Fees paid by Drax Power to the Provider in respect of that year. The Provider shall not be liable for loss of profit or other consequential loss.

FEES: Drax Power shall pay to the Provider a fee of (pound)208,333 per month (excluding VAT) in respect of the Management Services (the "MANAGEMENT FEE") which will be indexed to RPI and payable monthly in arrears.

ASSIGNMENT:                             The Provider shall not assign all or any
                                        part of its rights or transfer all or
                                        any part of its obligations under the
                                        Technical and Management Services
                                        Agreement to any party except an
                                        affiliate of the Provider.

                                        Drax Power may only assign the whole of
                                        its rights and transfer the whole of its obligations (a) to a successor in title to all or substantially all of the assets of Drax Power, and (b) to the secured lenders by way of security pursuant to the Restructuring
                                        Documentation and, in each case, Drax
                                        Power shall give prompt notice to the
                                        Provider of any such assignment. Drax
                                        Power may not otherwise assign any of
                                        its rights or transfer any of its
                                        obligations under the Technical and
                                        Management Services Agreement.

TERMINATION:                            Either party may terminate the Technical
                                        and Management Services Agreement
                                        following an insolvency event or a
                                        material default (including the
                                        non-payment of due monies) by the other
                                        party (the "DEFAULTING PARTY"):

                                          (a) if such default is capable of
                                              rectification and is continuing
                                              ten business days (in the case of
                                              non-payment) or thirty business
                                              days (in the case of all other
                                              defaults) after delivery of a
                                              notice giving details of the
                                              default; or

                                          (b) if such default is not capable of
                                              remedy, immediately;

                                        upon delivering notice of termination to the Defaulting Party.

                                        Either party may terminate the Technical and Management Services Agreement on 1
                                        (one) month's prior written notice
                                        following a sale of the whole of the
                                        equity of Drax Power. Drax Power shall
                                        pay to the Provider 1 (one) year's
                                        Management Fee to the Provider promptly
                                        on issue of the notice.

CONFIDENTIALITY:                        The terms of the Technical and
                                        Management Services Agreement shall be
                                        confidential and shall not be disclosed
                                        by any party to any other person other
                                        than:

                                          (a) with the consent of the other
                                              party; or

                                          (b) as required by law or any
                                              regulatory authority; or

                                          (c) as may reasonably be required to
                                              be disclosed in relation to the
                                              restructuring or to lenders of the
                                              Provider; or

                                          (d) by either party to its
                                              professional advisers; or

                                          (e) if the relevant information is
                                              within the public domain at any
                                              time (other than due to breach by
                                              the disclosing party).

                                        On appointment of the Personnel (in so
                                        far as such Personnel are employees of
                                        IPR who are seconded to Drax Power) such Personnel shall be required to enter into separate confidentiality agreements with Drax Power, whereupon the Provider shall be permitted to disclose the terms of the Technical and Management Services Agreement to such Personnel.

                                        For the duration of the Technical and
                                        Management Services Agreement, all press releases or similar external communication to be made by or on behalf of the Provider in respect of the subject matter of the Technical and Management Services Agreement shall be subject to the prior approval of Drax Power (which approval shall not be unreasonably withheld or delayed) and all inquiries from the press shall be referred to [_______________].

FORCE MAJEURE:                          Customary for an agreement of this
                                        nature.

INSURANCE:                              The Provider will be named as a
                                        co-insured on all key insurances carried in respect of Drax, including in respect of material damage and third party liability.

OTHER TERMS:                            Customary for an agreement of this
                                        nature including mutual representations, and a commitment from Drax Power to provide all assistance reasonably necessary to allow the Provider to perform the Management Services
                                        (including, without limitation, granting access to the Drax power station and licensing any required intellectual property).

GOVERNING LAW AND DISPUTE RESOLUTION:   English law.

                                        In the event of a dispute that is not
                                        resolved by consultation between the
                                        parties within twenty business days of
                                        one notifying the other, either party
                                        may refer the matter to binding
                                        arbitration.

                                   SCHEDULE 3

                           AMENDED CASH FLOW WATERFALL

On any interest payment date, the order of payments in respect of the Restructured Debt from cash available for debt service, after any payment required to be made in relation to the Credit Support Facility and taking into account working capital requirements, restructuring costs and expenses (including reasonable costs and expenses of the Senior Creditors' committees and IPR, in each case to the extent not paid at the closing of the Restructuring), and tax, is:

(a) first, to make payments of interest on the A-1 Debt and hedging of A-1 Debt interest;

(b)      second, to make scheduled repayments of principal on the A-1 Debt;

(c) third, to make a deposit to the DSRA of the amount required so that funds standing to the credit of the DSRA are equal to the interest on A-1 Debt falling due on the next two interest payment dates;

(d) fourth, to make payments of interest on the A-2 Debt (including deferred interest and hedging of A-2 Debt interest);

(e)      fifth, to fund the A-2 Debt Interest Reserve to the required amount;

(f) sixth, to make a deposit to the DSRA of an amount so that the balance on the DSRA is equal to the scheduled amortisation of principal on A-1 Debt falling due on the next two interest payment dates;

(g)      seventh, to make payments of interest on the A-3 Debt;

(h)      eighth, to fund the A-3 Debt Interest Reserve to the required amount;

(i)      ninth, to pay interest on the B Debt;

(j)      tenth, to fund the B Debt Interest Reserve to the required amount;

(k)      eleventh, to make prepayments and repayments as follows:

         (i) at any time after the principal amount outstanding of the A-1 Debt is (pound)200,000,000 (two hundred million pounds sterling) or more, to prepay the A-1 Debt, with prepayments of A-1 Debt being applied to the amortisation profile of the A-1 Debt in inverse order of maturity; and

         (ii) at any time after the principal amount outstanding of the A-1 Debt is less than(pound)200,000,000 (two hundred million pounds sterling) to prepay A-1 Debt and prepay A-2 Debt on a pro rata basis as to the outstanding principal amount of A-1 Debt and A-2 Debt immediately prior to the prepayment. Prepayments of the A-1 Debt will be applied to the amortisation profile of the A-1 Debt in inverse order of maturity;

(l) twelfth, if the A-1 Debt and the A-2 Debt have been repaid in full, to pay A-3 Debt deferred interest;

(m) thirteenth, if the A-1 Debt and the A-2 Debt have been repaid in full, to prepay principal on the A-3 Debt;

(n) fourteenth, if the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to pay B Debt deferred interest; and

(o) fifteenth, if the principal of the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to prepay principal on the B Debt. Proceeds received in respect of the TXU Claim will be excluded from the Cash Flow Waterfall. If any amount is paid in respect of the TXU Claim, such amount (net of related VAT, but not net of a withholding on account of UK corporation tax) will be applied to prepay the principal of the B Debt.

                                   SCHEDULE 4

                              CORPORATE GOVERNANCE

IPR proposes the following model for the management organisation/governance structure at the Plant from the Completion Date:

1.       ORGANISATIONAL STRUCTURE OF DRAX POWER

1.1 A Board, headed by a non-executive Chairman and with a combination of executive and non-executive directors who bring all of the skills needed to run the business. The directors comprise: 3 (three) executive directors (namely a Chief Executive Officer, Finance Director and another executive director), and 2 (two) non-executive directors.

1.2 Executive team headed by the CEO with a Production Director for all plant matters, Trading, Finance, HR, HS&E. Some but not all of these executives (for instance, the Production Director) may be on the Board (at the shareholders' option).

1.3 IPR shall have the right to nominate one non-executive director, provided that, if the shareholders and IPR agree that the Production Director nominated by IPR should be appointed as an executive director on the Board, that person shall be IPR's one nominee to the Board.

1.4 The shareholders shall give effect to any nomination by IPR for the position of non-executive director.

2.       PRODUCTION DIRECTOR

2.1 The Production Director should be appointed by the shareholders (if he is a director of the company) or the Board (if he is not a director) and will be responsible solely to the Board, provided that IPR shall have the right to make first nomination for the appointment/replacement of that position.

2.2 The Production Director shall be the best person for the role regardless of whether or not such person is an IPR employee and accordingly IPR shall have no right to "mark up" the costs of employing the Production Director.

2.3 Remuneration and incentives for the Production Director are to be set by the Board and are solely based on Drax performance.

2.4 The shareholders (if he is a director of the company) or the Board (if he is not a director) can replace the Production Director at their option and IPR shall have the right to make first nomination for the replacement of that position.

2.5 If the Production Director is seconded by IPR, then IPR cannot re-assign the Production Director without the Board's approval.

3.       HEAD OF TRADING

3.1 The head of trading is to be appointed by the Board without any reference to IPR other than through their Board representative, provided that IPR shall have the right to make first nomination for the appointment/replacement for that position.

                                                                          ITEM 2

To: The Directors

AES Drax Holdings Limited

c/o Kempson House

Camomile Street

London EC3A 7AN


                                                                  19 August 2003

Dear Sirs


DRAX - IPR'S OFFER

We are pleased to enclose our further amendments to our binding Offer (the "FURTHER AMENDMENTS"). The Further Amendments are presented as a single document, using the Original Offer of 23 July 2003 (as amended by our revisions of 4 August 2003) as the base text and, for your ease of comparison, we also enclose a copy showing the changes made to the Original Offer since it was made. The enclosed therefore provides the complete terms of International Power plc ("IPR")'s offer (the "IPR OFFER"), and replaces all previous offers made by us.

You will see that the IPR Offer is designed to synthesise the best elements of the restructuring proposed in each of the Restructuring Proposal in the 30 June 2003 6-K filing to the US SEC ("30 JUNE 6-K") and Goldman Sachs International's offer of 13 August 2003 in the 14 August 2003 6-K filing to the US SEC ("14 AUGUST 6-K").

The main points of the IPR Offer that we wish to draw to your attention are as follows:

     o   The IPR Offer:

         (a)   is not subject to due diligence;

         (b) substantially follows the 30 June 6-K, as expressly amended by the Further Amendments to accommodate the revised order of priority and the cash waterfall proposed in the 14 August 6-K;

         (c)   is not subject to any third party financing;

         (d)   includes a(pound)5 million "self-bonding" element;

         (e)   does not require any underwriting fee; and

         (f) provides Drax with the benefit of IPR's management expertise in coal-fired power generation and asset management, in order to supplement the capability of the Drax companies themselves;

     o The IPR Offer is a substantial improvement on the cash out option described in the 30 June 6-K: IPR (a) offers to provide up to (pound)100 million ("IPR FUNDS") for the purposes of funding the A Cash Out Option, and (b) proposes that the discount price for the Senior Creditors' participation in the A-2 Debt will be 65% of its principal amount;

     o We understand that Senior Creditors may prefer to deleverage the AESDH balance sheet and IPR will leave it to the option of the company and the Senior Creditors to elect whether to use (pound)30,000,000 (thirty million pounds sterling) (the minimum required by IPR) of cash currently held by the company or a higher number (up to (pound)50,000,000 (fifty million pounds sterling)) (the "PROJECT FUNDS") in order to fund the A Cash Out Option. To the extent that the company and the Senior Creditors elect to use more than (pound)30,000,000 (thirty million pounds sterling) of Project Funds, the A Cash Out Option will be funded as follows: first, up to(pound)30,000,000 (thirty million pounds sterling) of Project Funds will be used; second, in a ratio of x:100-x Project Funds to IPR Funds (where x is a number set at 35 or below, as chosen by the company) until all Project Funds are exhausted; and last, any additional amounts that are required will be funded from IPR Funds until those IPR Funds are exhausted;

     o The IPR Offer increases the margin on the A-2 Debt to 400bps. In addition, the IPR Offer changes the terms and ranking of the B Debt and the A-3 Debt (described in the 30 June 6-K as "C DEBT") as follows: the A-3 Debt will rank behind the A-2 Debt but ahead of the B Debt, both in the cash flow waterfall (as set forth in Schedule 3, the "CASH FLOW WATERFALL") and with respect to its security over the Principal Drax Assets. The A-3 Debt therefore will have fourth ranking security over the Principal Drax Assets and will accrue interest at a rate of Libor + 500bp, with the potential of having interest deferred if no funds are available under the Cash Flow Waterfall (similar to the A-2 Debt). The B Debt will accrue interest at the rate of Libor + 200bp with the potential of having interest deferred if no funds are available under the Cash Flow Waterfall (similar to the A-2 Debt and the A-3 Debt); and

     o The IPR Offer includes a cash out option on the B Debt (the "B CASH OUT OPTION"). In particular, IPR offers Senior Creditors the opportunity to cash out of the B Debt at a price of 55% of the principal value. The option is only available to a Senior Creditor if the Senior Creditor has accepted the A Cash Out Option at the price indicated above. IPR will provide up to (pound)30,000,000 (thirty million pounds sterling) of cash to support its commitment with respect to the B Cash Out Option.

     IPR is keenly interested in this opportunity to work with the independent directors and Senior Creditors of Drax. As you know, IPR is a successful international power developer and operator with 10,997 MW net in operation and 610 MW net under construction. Within this portfolio, IPR manages a 7,800 MW net merchant position. IPR has 2,300 staff worldwide and operates in 12 countries. Our UK business consists of a 1,000MW coal fired plant and 2x25MW gas turbines at Rugeley, and a 500MW gas fired plant at Deeside, together with our UK trading operations. We feel that we have earned a good reputation for rigorous asset management of our portfolio and would propose to apply our capabilities and practices to Drax for the benefit of all Drax stakeholders. We anticipate, on the basis of the legal advice that we have received and our limited UK market share, a satisfactory reaction from the competition authorities to the contemplated transaction. IPR has a strong balance sheet with group consolidated debt to capitalisation of 31%, and over (pound)600m of cash at IPR level.

     As you know, we feel strongly that the situation with respect to Drax needs to be settled, at least in respect of its management, trading and operations, well before the winter peak season begins. For that reason, the IPR Offer expires, as our original offer did, at 5.00pm on Friday, 22 August 2003. It is to facilitate and expedite your evaluation process that we have sought to adhere to the structures, documentation and terms that are already familiar to you. Our team, of course, will remain available to you at all times during the remainder of the offer period. Likewise, we are happy to meet with you in person or to speak with any of the Drax stakeholders who would like any clarification of our offer.

     We believe that your acceptance of the IPR Offer would allow us to pursue our aligned interests together in a manner that we expect to be mutually beneficial.

On behalf of IPR, we very much appreciate your consideration of the IPR Offer and look forward to your response.

     Yours faithfully,


     Sir Neville Simms                                 David Crane

     Chairman                                          Chief Executive Officer

     International Power plc                           International Power plc



     Cc

     Shaun Holmes Esq

     Royal Bank of Scotland

     135 Bishopsgate

     London EC2M 3UR


     Martin Gudgeon Esq

     Close Brothers Corporate Finance Limited

     10 Crown Place

     London EC2A 4FT



     Mark Dixson Esq

     Deutsche Bank AG

     Winchester House

     1 Great Winchester Street

     London EC2N 2DB

To: The Directors
AES Drax Holdings Limited
C/o Kempson House
Camomile Street
London EC3A 7AN
FAO: Gordon Horsfield and Gerald Wingrove

Date: 19 August 2003


THIS REVISED OFFER ("Offer") IS MADE BY INTERNATIONAL POWER PLC ("IPR") ON THE TERMS AND CONDITIONS SET OUT BELOW. ANY CAPITALISED TERM USED (BUT NOT OTHERWISE DEFINED) IN THIS OFFER SHALL HAVE THE MEANING GIVEN TO IT IN THE FORM 6K FILE DATED 30 JUNE 2003 (SEC FILE #: 333-13096) ( THE "30 June 6K").

1. If the cash out option described in section 1.4 of the 30 June 6K (the "A CASH OUT OPTION") is exercised, IPR will replace AES (and any affiliate of AES) as the provider of non Project Funds payable to the Secured Creditors.

2.       IPR's Offer in respect of the A Cash Out Option is as follows:

2.1 IPR will provide up to (pound)100,000,000 (one hundred million pounds sterling) ("IPR FUNDS") for the purposes of funding the A Cash Out Option and any taxes and duties payable by IPR in connection with the exercise thereof;

2.2 The discount price for a Secured Creditor's participation in the A-2 Debt will be 65% of its principal amount;

2.3 To the extent that the A Cash Out Option is funded by IPR Funds, IPR will become a Secured Creditor holding the A-2 Debt and the A-3 Debt (described as "C DEBT" in 30 June 6K) and will have the option to become the owner of the Equity corresponding to the amount of the A3 Debt purchased by IPR consistent with the proposal set out in section
         1.4 of the 30 June 6K;

2.4 Two sources of funds will be available to make payments to Senior Creditors who elect to accept the A Cash Out Option ("CASH OUT FUNDS"):

         (a) the amount which will be available to the AES Drax Companies (after taking into account fees and expenses in connection with the Restructuring and working capital requirements (up to a maximum of(pound)50,000,000 (fifty million pounds sterling), subject to the cashflow cycle)) is that amount of cash (the "PROJECT FUNDS") in excess of funds required to make payment in full of amounts in the Cash Flow Waterfall down to, and including, A-2 Debt interest on 31 December 2003 and, therefore, is yet to be finally determined; and

         (b)   the IPR Funds;

2.5 The Cash Out Funds for the A Cash Out Option will be made available as follows:

         (i) first, by the AES Drax Companies from Project Funds up to(pound)30,000,000 (thirty million pounds sterling);

         (ii) second, in a ratio of x:100-x Project Funds to IPR Funds (where x is a number set at 35 or below, as chosen by the company) until all Project Funds are exhausted; and

         (iii) last, any additional amounts that are required will be funded from IPR Funds until IPR Funds are exhausted;

2.6      B Cash Out Option

         The Offer includes a cash out option on the B Debt (the "B CASH OUT OPTION", together with the A Cash Out Option, referred to as the "CASH OUT OPTIONS"). In particular, IPR offers Senior Creditors the opportunity to cash out of the B Debt at a discount price of 55% of the principal value. The option is only available to a Senior Creditor if the Senior Creditor also tenders its pro-rata interest in the A-2 and A-3 Debts (and the Equity) at the price indicated in paragraph 2.2 above. IPR will provide up to (pound)30,000,000 (thirty million pounds sterling) of cASH to support its commitment with respect to the B Cash Out Option; and

2.7 The IPR Offer is neither subject to, nor contingent upon, any third party financing or due diligence.

3. IPR will within 7 business days of the date on which your acceptance of this Offer is received (the "ACCEPTANCE DATE"), pay or procure the payment of (pound)5,000,000 (five million pounds sterling) (the "Deposit") into an escrow account. It is IPR's intention that the Deposit would be non-refundable to IPR if IPR elects without cause not to proceed after this Offer has been duly accepted. The core terms of the escrow agreement, subject only to the addition of the standard requirements of the escrow bank chosen, are attached as Schedule 1.

4.       Debt Structure

4.1 The Offer increases the margin on the A-2 Debt to 400bps. The margin on: A-1 Debt is 250bps; A-3 Debt is 500bps; and B debt is 200bps. Interest on A-2, A-3 and B Debt may be deferred (but not capitalised) if no funds are available under the cash flow waterfall (as set forth in Schedule 3, the "CASH FLOW WATERFALL") (and interest will be incurred on any deferred interest). No interest will be paid in respect of the debt to be compromised in the Restructuring that is held by the Senior Banks and the holders of the Senior Bonds for the period from and including 1 July 2003 to the completion of the Restructuring. However, interest will accrue in respect of the Restructured Debt as from 1 July 2003 as if such debt had been issued on such date, and will be paid in accordance with the Cash Flow Waterfall. In respect of those Senior Creditors who exercise the A Cash Out Option, interest on the A-2 Debt which would otherwise be payable in respect of the period from 1 July 2003 to the date of the receipt of Cash Out Funds will be paid to them on 31 December 2003, but only to the extent that it is paid in cash by the company and not deferred. For the Senior Creditors exercising the Cash Out Options, no interest will be paid for such period in respect of the A-3 Debt or the B Debt.

4.2 The Offer changes the terms and ranking of the B Debt and the A-3 Debt as follows: the A-3 Debt will rank behind the A-2 Debt, but ahead of the B Debt, in the Cash Flow

         Waterfall and with respect to its security over the Principal Drax Assets. The A-3 Debt therefore will have fourth ranking security over the Principal Drax Assets. The B Debt will have first ranking security over the TXU claims (and rights to the proceeds of the realisation thereof) as described in Section 1.8 of the 30 June 6K (the "TXU CLAIM") (without any deduction for corporation tax thereon), as well as a fifth ranking security over the Principal Drax Assets.

4.3 The holders of the B Debt, however, will not have any voting rights with respect to the release of their security over the Principal Drax Assets, the sale of the company, or a re-capitalisation of the balance sheet. The B Debt holders may (by an appropriate majority) agree to compromise the TXU Claim or vote the interest of the AES Drax Companies in any insolvency in respect of the TXU Claim.

4.4 The B Debt holders and the A-3 Debt holders shall have the right of first refusal to purchase all (or materially all) but not part of the Drax Principal Assets, if the A-1 Debt holders and/or A-2 Debt holders have resolved to sell such assets.

4.5 Interest on A-1 Debt will be payable on a semi-annual basis. A-1 Debt will have the benefit of certain prepayment rights, as well as a debt service reserve account ("DSRA") (to be established immediately on the completion of the Restructuring) . The DSRA will be funded at completion of the Restructuring to an amount equal to the interest payments falling due on the two interest payment dates following the Restructuring and, thereafter, funded in accordance with the Cash Flow Waterfall to a level equal to the interest payments and scheduled principal repayments on the A-1 Debt falling due on the two interest payment dates following the relevant interest payment date.

4.6 A-2 Debt Interest Reserve: There will be a six month (18 months on or before 31 December 2006) look-forward test for A-2 Debt interest on a
         1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "A-2 DEBT INTEREST RESERVE"). Amounts standing to the credit of the A-2 Debt Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt before making payments of interest on the A-2 Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose and if the DSRA had been fully utilised.

4.7 A-3 Debt Interest Reserve: There will be a six month (18 months on or before 31 December 2006) look-forward test for A-3 Debt interest on a
         1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "A-3 DEBT INTEREST Reserve"). Amounts standing to the credit of the A-3 Debt Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt or the A-2 Debt before making payments of interest on the A-3 Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose.

4.8 B Debt Interest Reserve: There will be a six month look-forward test for B Debt interest on a 1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "B DEBT INTEREST RESERVE"). Amounts standing to the credit of the B Debt Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt, the A-2 Debt or the A-3 Debt before making payments of interest on the B Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose.

5. IPR will provide the technical and management services more particularly described in the heads of terms for a Technical Services and Management Agreement (set out in Schedule 2 to this Offer) in return for the payment of management fees (also as described in Schedule 2).

6. Save as expressly contemplated herein, the terms of the restructuring arrangements are not to differ from those described in the 30 June 6K in a manner which is materially adverse to the interests of IPR in connection with the matters and transactions contemplated by this Offer.

7. The definitive documentation required for the restructuring and the conditions precedent to such documentation (together, the "RESTRUCTURING DOCUMENTATION") are to be in mutually acceptable form and completion of the restructuring is to be achieved with all such conditions precedent met (the "COMPLETION DATE") by no later than 31 December 2003.

8. IPR proposes a corporate governance structure as described in Schedule 4, which shall be reflected in a shareholders' agreement. In particular, IPR shall be entitled to nominate one director to the board of each of the Drax companies who shall be appointed by the shareholders and shall be, at the option of the shareholders, either a non-executive director or an executive director.

9.       Dealing with the Equity:

9.1 In relation to Secured Creditors' rights to control the time at which any sale of the whole of the Equity may occur, as contemplated in section 1.6.3 of the 30 June 6K, (a) in the event of an offer being received for the whole of the Equity, IPR requires notice of such receipt, (b) in the event of any process or negotiations for the sale of the Equity commencing, IPR requires notice of such commencement, and, in each case, IPR requires the right, for a period of at least 60 days from the receipt of such notice, to prepare and submit an offer for such Equity for consideration by the relevant company and/or the Secured Creditors.

9.2 In relation to the Equity acquired by IPR on the exercise of the A Cash Out Option, IPR is prepared to accept, whilst such Equity is held by IPR, a cap on the voting rights attaching to such Equity held by it at a level which is 1% below the level required to veto a special resolution (the "LIMITED %") of the relevant class of shares in issue (or such other mutually acceptable mechanism as achieves the intent of preventing IPR alone from being able to block a special resolution) until such time as any other person (or persons acting together) own at least the Limited % of the relevant class of shares in issue.

9.3 IPR shall waive its voting rights in respect of any proposed resolution on a matter in which IPR has a direct conflict of interest with the relevant company (e.g. a resolution concerning the Technical Services and Management Agreement).

9.4 Except as provided in paragraphs 9.2 and 9.3 above, IPR's Offer is subject to there being no restriction on IPR exercising any voting rights in respect of Debt and/or Equity held by IPR.

9.5 IPR will be entitled to transfer Equity and/or Debt in the event of a termination of the Technical Services and Management Agreement and such transfer(s) shall not fall within the intended meaning of `change of control' as used in the 30 June 6K.

10.      IPR's Offer assumes that the Credit Support Facility contemplated in section 1.3.1 of the 30 June 6K would have a term of at least 3 years in tenor with the intention that this facility should continue or should be replaced by one or more substantially similar facilities for an aggregate period equal to the term of the A-1 debt. The Credit Support Facility would not be subject to any cash collateralisation.

11. IPR's Offer assumes that (a) the requisite corporate governance covenants and cure rights are put in place to ensure that cash flows for A-2 and A-3 debt service cannot be unreasonably diverted or held back for other purposes, and (b) cure rights are available to the holders of A-2 and A-3 Debt in the event of prospective acceleration and/or enforcement of A-1 Debt.

12.      This Offer is subject:

         (a) to there being no material adverse change in the expected level or accuracy of the forecasts with regard to capital and operating expenditure contained within the Form 6K file dated 16 July 2003 (SEC file #:333-13096), provided that the Offer is not subject to any such material adverse change relating to:

               (i)       power and coal prices;

               (ii) changes in the condition of any entity which is currently an affiliate (such as The AES Corporation) which are, in our reasonable view, not relevant to the financial condition of the AES Drax Companies; and

               (iii) any information which has been fully, fairly and specifically disclosed to us in writing on or prior to 17 August 2003 and any information in the public domain as at such date; and

         (b) to such forecasts not becoming misleading in any material respect, at any time prior to the date which is the latest date on which any of the schemes of arrangement are submitted for final sanction (or any other equivalent order or decision) to the court in the relevant jurisdiction assuming for the purpose of this paragraph that such forecasts had been made by reference to the circumstances existing at such time.

13. This Offer is subject to (a) satisfactory legal and regulatory approvals and clearances that are necessary or desirable to effect the restructuring in the manner described in the 30

         June 6K and this Offer having been obtained by the time necessary or desirable, and (b) formal IPR Board approval of the final Restructuring Documentation being received.

14. Only IPR and a person who has duly accepted this Offer will be entitled to rely on or enforce its terms. The sole remedy for any expense, loss or liability in connection with this Offer or your acceptance of it shall be the payment of the Deposit to you or IPR in accordance with the escrow agreement referred to above.

15. From the Acceptance Date, you will not enter into or continue any negotiations with any person other than IPR (or an addressee of this Offer (or their respective advisers) with respect to any Cash Out Option (described in the 30 June 6K) (or variation thereof) nor the provision of technical and management services (as contemplated in section 1.7.1 of the 30 June 6K or this Offer), provided that such exclusivity shall cease on the earlier of 31 December 2003 and the Completion Date.

16.      IPR's Offer assumes:

16.1 IPR shall have the right to make the first nomination for the appointment/replacement of the positions of production director and head of trading, to facilitate business continuity at Drax (and, for the avoidance of doubt, IPR shall not have any veto right on any unfettered decision taken by the Board during this period);

16.2 in a manner similar to that granted to the Senior Creditors, IPR shall have reasonable access for IPR's management to the plant and staff, including, without limitation, to allow us to participate in the forward station planning cycle process for the business and operational aspects thereof; and

16.3 IPR will be entitled to receive the same information, analyses, reports and advice in relation to the restructuring and the business as is provided to the Senior Creditors, unless there is a clear conflict of interest in IPR receiving the same, in each case, from the Acceptance Date to the Completion Date.

This Offer is governed by English law and the courts of England shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Offer.

Please indicate your acceptance of the terms of this Offer by signing, dating and returning on behalf of AES Drax Holdings Limited the enclosed copy of the Offer to me by 5 p.m. on 22 August 2003 after which time this Offer shall, if not accepted in the manner described above, lapse.

Signed for and on behalf of INTERNATIONAL POWER plc



David Crane
Chief Executive Officer
International Power plc

                                   SCHEDULE 1

    CORE TERMS OF THE ESCROW AGREEMENT PROPOSED IN PARAGRAPH 3 OF IPR'S OFFER

This schedule forms part of IPR's Offer dated 19 August 2003.

PARTIES: IPR, AES Drax Holdings Limited and the Escrow Bank.

ESCROW BANK: the London office of a bank to be mutually agreed, being a bank which does not have an actual or likely future interest in the Restructuring.

ESCROW ACCOUNT: an interest bearing account held on trust for the Parties (other than the Escrow Bank). Interest shall be paid monthly and be credited to the balance of the account forming part of the Deposit. The account shall not be subject to any encumbrance, counterclaim, set-off or other deduction.

ESCROW BANK'S FEES: to be agreed with the Escrow Bank and borne equally by, first, IPR, and secondly, AES Drax Holdings Limited. All other fees, costs, or expenses etc. incurred in connection with the escrow agreement to be for the account of the relevant party.

PAYMENT OF THE DEPOSIT TO THE ESCROW ACCOUNT: IPR shall pay (pound)5,000,000 into the Escrow Account within 7 business days OF the Acceptance Date.

PAYMENT OF THE DEPOSIT FROM THE ESCROW ACCOUNT: Irrevocable payment instructions shall be given by an authorised representative of each of IPR and AES Drax Holdings Limited on behalf of the other parties collectively for the Deposit (including any accrued interest) to be paid to:

(a) IPR on (i) the Completion Date, or (ii) if the Completion Date has not occurred before 1 January 2004, on that date unless, in this latter case, IPR has failed to exercise reasonable diligence to achieve the conditions precedent necessary for the Completion Date to occur where satisfaction of all such relevant conditions precedent was within IPR's power to achieve and AES Drax Holdings Limited have exercised their corresponding duties; or

(b) AES Drax Holdings Limited on 1 January 2004 if the Completion Date has not occurred before such date and IPR has failed to exercise reasonable diligence to achieve the conditions precedent necessary for the Completion Date to occur where satisfaction of all such relevant conditions precedent was within IPR's power to achieve and AES Drax Holdings Limited have exercised their corresponding duties; or

(c) either IPR or AES Drax Holdings Limited, with the consent of all the Parties (excluding the Escrow Bank).

DISPUTE RESOLUTION: the parties submit to the exclusive jurisdiction of the English Courts.

GOVERNING LAW: English law.

OTHER TERMS: save as otherwise described in the Offer, customary for such an escrow arrangement.

                                   SCHEDULE 2

        HEADS OF TERMS OF THE TECHNICAL SERVICES AND MANAGEMENT AGREEMENT
                     PROPOSED IN PARAGRAPH 5 OF IPR'S OFFER


           TECHNICAL AND MANAGEMENT SERVICES AGREEMENT HEADS OF TERMS

Set out below are heads of terms ("TERMS") for an agreement (a "TECHNICAL AND MANAGEMENT SERVICES AGREEMENT") relating to the provision of certain key management services at the Drax power station. These Terms are subject to contract.



PARTIES:                                (1)  [appropriate Drax company] ("DRAX
                                             POWER"); and

                                        (2)  International Power Global
                                             Developments Limited (the
                                             "PROVIDER").

TERM: Subject to earlier termination in accordance with the Termination provisions below, the Technical and Management Services Agreement shall terminate on the day falling 15 years from the date of execution and delivery of the Technical and Management Services Agreement.

                                        Drax Power may extend the due date for
                                        termination (the "TERM END DATE") by
                                        successive one year periods if it
                                        delivers written notice to the Provider
                                        of such extension at least three months
                                        in advance of the then current Term End
                                        Date, provided that if either party
                                        delivers a written notice to terminate
                                        the Technical and Management Services
                                        Agreement during any such extension,
                                        then the Technical and Management
                                        Services Agreement shall terminate on
                                        the later to occur of (a) the Term End
                                        Date immediately following delivery of
                                        such notice and (b) the day falling two
                                        months following the date of delivery of such notice.

MANAGEMENT SERVICES:                    The Provider shall use its reasonable
                                        endeavours to provide to Drax Power to
                                        the extent the same are required by Drax
                                        Power pursuant to a request made to the
                                        Provider from time to time, management
                                        assistance on the following matters,
                                        subject to the Overriding Management
                                        Principles:

                                          o   Periodic asset management review;

                                          o   Health, safety and environment;

                                          o   Trading and marketing strategy;

                                          o   Operations, maintenance and
                                              engineering;

                                          o   Risk management and disaster
                                              recovery;

                                          o   Fuel optimisation;

                                          o   Operations and maintenance;

                                          o   Procurement;

                                          o   Finance, tax and administration;

                                          o   Business and other insurances;

                                          o   IT systems;

                                          o   Human resources;

                                          o   Regulatory;

                                          o   Periodic forecasting and business
                                              planning;

                                          o   Appraisal, selection and
                                              engagement of specialist services
                                              (on the basis that such services
                                              shall be contracted directly by
                                              Drax Power);

                                          o   Implementation of detailed aspects
                                              of the approved business plan and
                                              specific projects (e.g. plant
                                              improvements); and

                                          o   Such other services as may be
                                              agreed in writing from time to
                                              time between the Provider and Drax
                                              Power,

                                        (together, the "MANAGEMENT SERVICES").

MANAGEMENT PERSONNEL:                   The Provider shall have the right to
                                        make the first nomination for the
                                        initial appointment (and subsequent
                                        replacements) to the positions of:

                                          1.  the production director (i.e. the
                                              station manager) who shall have
                                              overall responsibility for the
                                              day-to-day operations of the Drax
                                              power station and who may, if the
                                              shareholders so resolve, be an
                                              executive director of Drax Power;
                                              and

                                          2.  the head of power trading, who
                                              shall manage the trading function
                                              and develop and manage
                                              implementation for the near and
                                              medium term trading strategy for
                                              Drax Power,

                                              (together, the "PERSONNEL").

                                          The Provider agrees that each of the
                                          Personnel nominated by it shall:

                                          (i)     be identified by the Provider
                                                  to Drax Power and shall have
                                                  skills and experience
                                                  appropriate for the role into
                                                  which such person is nominated
                                                  for appointment;

                                          (ii)    be an employee of, or secondee
                                                  to, Drax Power, at the
                                                  discretion of the Board;

                                          (iii)   be under the direction and
                                                  control of the Board and,
                                                  subject thereto, be under the
                                                  direction and control of those
                                                  persons holding the
                                                  appropriate delegated
                                                  authority;

                                          (iv)    be remunerated at market rate
                                                  from time to time and subject
                                                  to personal performance review
                                                  by the Board and, accordingly,
                                                  the Board shall determine the
                                                  time and amount of any
                                                  personal bonus payable to each
                                                  individual and Drax Power
                                                  shall be responsible for
                                                  paying all salaries and other
                                                  benefits to the Personnel; and

                                          (v)     have access to the resources
                                                  of the Provider for reasonable
                                                  assistance to assist that
                                                  person's fulfilment of his
                                                  duties.

OVERRIDING MANAGEMENT PRINCIPLES        The Overriding Management Principles,
                                        which shall govern the rights and
                                        obligations of the parties pursuant to
                                        the Technical and Management Services
                                        Agreement in priority to all other
                                        terms, shall be that the commercial and
                                        technical requirements of the Drax power station shall be managed in compliance with applicable requirements of laws and regulations (including, but not limited to, health, safety and environment), consents and approvals, Good Industry
                                        Practice and the restructuring documents and shall seek to achieve the management objectives.

                                        Notwithstanding the foregoing and, for
                                        the avoidance of doubt, the Management
                                        Services, the provision of Personnel and the other rights and obligations of the parties under the Technical and Management Services Agreement shall, in all respects, be limited to the extent that the Provider is authorised or licensed to provide or it is otherwise lawful for the Provider to provide the same.

                                        "GOOD INDUSTRY PRACTICE" means the
                                        exercise of that degree of skill,
                                        diligence, prudence, foresight and
                                        operating practice which would
                                        reasonably and ordinarily be expected
                                        from a skilled and experienced manager
                                        of operations complying with applicable
                                        law and engaged in the same type of
                                        undertaking in England under the same or similar circumstances.

INDEMNITY AND LIABILITY:                Drax Power shall indemnify the Provider
                                        and each of the Personnel for any loss,
                                        cost or expense arising in connection
                                        with their carrying out their
                                        obligations under the terms of the
                                        Technical and Management Services
                                        Agreement except to the extent that such loss, cost or expense arises from or in connection with the gross negligence or wilful default of the Provider.

                                        The Provider shall indemnify Drax for
                                        any TUPE liability that may arise in
                                        respect of any Personnel (insofar as the same are seconded to Drax Power) nominated, and employed immediately beforehand, by the Provider.

                                        Neither the Provider nor any of the
                                        Personnel shall be liable in any way
                                        whatsoever for any action or omission of them in connection with, or resulting from the management, operation or maintenance of the Drax power station by or on behalf of any other person (including, without limitation, AES Drax Power Limited and AES Drax Holdings Limited) during the period prior to the date of the Technical and Management Services Agreement.

                                        In so far as permitted by law, the
                                        Provider's aggregate liability for acts
                                        or omissions pursuant to the Technical
                                        and Management Services Agreement,
                                        including liability at law, contract and tort (including liability for negligence) arising in respect of each year of the term of the Technical and Management Services Agreement shall not exceed the aggregate Management Fees paid by Drax Power to the Provider in respect of that year. The Provider shall not be liable for loss of profit or other consequential loss.

FEES: Drax Power shall pay to the Provider a fee of (pound)208,333 per month (excluding VAT) in respect of the Management Services (the "MANAGEMENT FEE") which will be indexed to RPI and payable monthly in arrears.

ASSIGNMENT:                             The Provider shall not assign all or any
                                        part of its rights or transfer all or
                                        any part of its obligations under the
                                        Technical and Management Services
                                        Agreement to any party except an
                                        affiliate of the Provider.

                                        Drax Power may only assign the whole of
                                        its rights and transfer the whole of its obligations (a) to a successor in title to all or substantially all of the assets of Drax Power, and (b) to the secured lenders by way of security pursuant to the Restructuring
                                        Documentation and, in each case, Drax
                                        Power shall give prompt notice to the
                                        Provider of any such assignment. Drax
                                        Power may not otherwise assign any of
                                        its rights or transfer any of its
                                        obligations under the Technical and
                                        Management Services Agreement.

TERMINATION:                            Either party may terminate the Technical
                                        and Management Services Agreement
                                        following an insolvency event or a
                                        material default (including the
                                        non-payment of due monies) by the other
                                        party (the "DEFAULTING PARTY"):

                                          (a) if such default is capable of
                                              rectification and is continuing
                                              ten business days (in the case of
                                              non-payment) or thirty business
                                              days (in the case of all other
                                              defaults) after delivery of a
                                              notice giving details of the
                                              default; or

                                          (b) if such default is not capable of
                                              remedy, immediately;

                                        upon delivering notice of termination to the Defaulting Party.

                                        Either party may terminate the Technical and Management Services Agreement on 1
                                        (one) month's prior written notice
                                        following a sale of the whole of the
                                        equity of Drax Power. Drax Power shall
                                        pay to the Provider 1 (one) year's
                                        Management Fee to the Provider promptly
                                        on issue of the notice.

CONFIDENTIALITY:                        The terms of the Technical and
                                        Management Services Agreement shall be
                                        confidential and shall not be disclosed
                                        by any party to any other person other
                                        than:

                                          (a) with the consent of the other
                                              party; or

                                          (b) as required by law or any
                                              regulatory authority; or

                                          (c) as may reasonably be required to
                                              be disclosed in relation to the
                                              restructuring or to lenders of the
                                              Provider; or

                                          (d) by either party to its
                                              professional advisers; or

                                          (e) if the relevant information is
                                              within the public domain at any
                                              time (other than due to breach by
                                              the disclosing party).

                                        On appointment of the Personnel (in so
                                        far as such Personnel are employees of
                                        IPR who are seconded to Drax Power) such Personnel shall be required to enter into separate confidentiality agreements with Drax Power, whereupon the Provider shall be permitted to disclose the terms of the Technical and Management Services Agreement to such Personnel.

                                        For the duration of the Technical and
                                        Management Services Agreement, all press releases or similar external communication to be made by or on behalf of the Provider in respect of the subject matter of the Technical and Management Services Agreement shall be subject to the prior approval of Drax Power (which approval shall not be unreasonably withheld or delayed) and all inquiries from the press shall be referred to [_______________].

FORCE MAJEURE:                          Customary for an agreement of this
                                        nature.

INSURANCE:                              The Provider will be named as a
                                        co-insured on all key insurances carried in respect of Drax, including in respect of material damage and third party liability.

OTHER TERMS:                            Customary for an agreement of this
                                        nature including mutual representations, and a commitment from Drax Power to provide all assistance reasonably necessary to allow the Provider to perform the Management Services
                                        (including, without limitation, granting access to the Drax power station and licensing any required intellectual property).

GOVERNING LAW AND DISPUTE RESOLUTION:   English law.

                                        In the event of a dispute that is not
                                        resolved by consultation between the
                                        parties within twenty business days of
                                        one notifying the other, either party
                                        may refer the matter to binding
                                        arbitration.

                                   SCHEDULE 3

                           AMENDED CASH FLOW WATERFALL

On any interest payment date, the order of payments in respect of the Restructured Debt from cash available for debt service, after any payment required to be made in relation to the Credit Support Facility and taking into account working capital requirements, restructuring costs and expenses (including reasonable costs and expenses of the Senior Creditors' committees and IPR, in each case to the extent not paid at the closing of the Restructuring), and tax, is:

(a) first, to make payments of interest on the A-1 Debt and hedging of A-1 Debt interest;

(b)      second, to make scheduled repayments of principal on the A-1 Debt;

(c) third, to make a deposit to the DSRA of the amount required so that funds standing to the credit of the DSRA are equal to the interest on A-1 Debt falling due on the next two interest payment dates;

(d) fourth, to make payments of interest on the A-2 Debt (including deferred interest and hedging of A-2 Debt interest);

(e)      fifth, to fund the A-2 Debt Interest Reserve to the required amount;

(f) sixth, to make a deposit to the DSRA of an amount so that the balance on the DSRA is equal to the scheduled amortisation of principal on A-1 Debt falling due on the next two interest payment dates;

(g)      seventh, to make payments of interest on the A-3 Debt;

(h)      eighth, to fund the A-3 Debt Interest Reserve to the required amount;

(i)      ninth, to pay interest on the B Debt;

(j)      tenth, to fund the B Debt Interest Reserve to the required amount;

(k)      eleventh, to make prepayments and repayments as follows:

         (i) at any time after the principal amount outstanding of the A-1 Debt is (pound)200,000,000 (two hundred million pounds sterling) or more, to prepay the A-1 Debt, with prepayments of A-1 Debt being applied to the amortisation profile of the A-1 Debt in inverse order of maturity; and

         (ii) at any time after the principal amount outstanding of the A-1 Debt is less than(pound)200,000,000 (two hundred million pounds sterling) to prepay A-1 Debt and prepay A-2 Debt on a pro rata basis as to the outstanding principal amount of A-1 Debt and A-2 Debt immediately prior to the prepayment. Prepayments of the A-1 Debt will be applied to the amortisation profile of the A-1 Debt in inverse order of maturity;

(l) twelfth, if the A-1 Debt and the A-2 Debt have been repaid in full, to pay A-3 Debt deferred interest;

(m) thirteenth, if the A-1 Debt and the A-2 Debt have been repaid in full, to prepay principal on the A-3 Debt;

(n) fourteenth, if the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to pay B Debt deferred interest; and

(o) fifteenth, if the principal of the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to prepay principal on the B Debt. Proceeds received in respect of the TXU Claim will be excluded from the Cash Flow Waterfall. If any amount is paid in respect of the TXU Claim, such amount (net of related VAT, but not net of a withholding on account of UK corporation tax) will be applied to prepay the principal of the B Debt.

                                   SCHEDULE 4

                              CORPORATE GOVERNANCE

IPR proposes the following model for the management organisation/governance structure at the Plant from the Completion Date:

1.       ORGANISATIONAL STRUCTURE OF DRAX POWER

1.1 A Board, headed by a non-executive Chairman and with a combination of executive and non-executive directors who bring all of the skills needed to run the business. The directors comprise: 3 (three) executive directors (namely a Chief Executive Officer, Finance Director and another executive director), and 2 (two) non-executive directors.

1.2 Executive team headed by the CEO with a Production Director for all plant matters, Trading, Finance, HR, HS&E. Some but not all of these executives (for instance, the Production Director) may be on the Board (at the shareholders' option).

1.3 IPR shall have the right to nominate one non-executive director, provided that, if the shareholders and IPR agree that the Production Director nominated by IPR should be appointed as an executive director on the Board, that person shall be IPR's one nominee to the Board.

1.4 The shareholders shall give effect to any nomination by IPR for the position of non-executive director.

2.       PRODUCTION DIRECTOR

2.1 The Production Director should be appointed by the shareholders (if he is a director of the company) or the Board (if he is not a director) and will be responsible solely to the Board, provided that IPR shall have the right to make first nomination for the appointment/replacement of that position.

2.2 The Production Director shall be the best person for the role regardless of whether or not such person is an IPR employee and accordingly IPR shall have no right to "mark up" the costs of employing the Production Director.

2.3 Remuneration and incentives for the Production Director are to be set by the Board and are solely based on Drax performance.

2.4 The shareholders (if he is a director of the company) or the Board (if he is not a director) can replace the Production Director at their option and IPR shall have the right to make first nomination for the replacement of that position.

2.5 If the Production Director is seconded by IPR, then IPR cannot re-assign the Production Director without the Board's approval.

3.       HEAD OF TRADING

3.1 The head of trading is to be appointed by the Board without any reference to IPR other than through their Board representative, provided that IPR shall have the right to make first nomination for the appointment/replacement for that position.